Feb 25, 2013

Washington, DC 20549


13000422



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/11/13

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/25/13

Lucas F. Torres
Akin Gump Strauss Hauer & Feld LLP
ltorres@akingump.com

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

Dear Mr. Torres:

This is in response to your letter dated January 11, 2013 concerning the shareholder proposal submitted to FirstEnergy by Utility Workers Union of America. We also have received a letter from the proponent dated January 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mark Brooks
Utility Workers Union of America
markbrooks@uwua.net

February 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

The proposal urges the board of directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal and portions of the supporting statement you reference are materially false or misleading. We also are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

JOHN DUFFY
VICE PRESIDENT


Affiliated with A.F.L.-C.I.O.
UTILITY WORKERS UNION OF AMERICA
AFL-CIO

MARK BROOKS
SENIOR NATIONAL RESEARCHER
521 CENTRAL AVENUE
NASHVILLE, TN 37211
615-259-1186 (OFFICE PHONE)
615-523-2350 (FAX)
markbrooks@uwua.net (E-MAIL)

January 22, 2013

Via Electronic Mail & UPS Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Shareholder Proposal by Utility Workers Union of America

Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America ("UWUA") – the shareholder proponent in this matter – and in response to the "no-action" request filed by FirstEnergy Corp. ("FirstEnergy" or the "Company") on January 11, 2013.

In its letter, the Company argues that our Proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 based primarily upon a claim that the UWUA Proposal is impermissibly vague and indefinite. As summarized below, the Company's arguments are clearly misplaced.

I. The Shareholder Proposal Is Neither Vague nor Indefinite

The UWUA Proposal quite plainly urges the Company's Board of Directors to adopt a policy "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies." In context, this straightforward Proposal urges the directors to end the practice of using compensation data for the CEOs of other companies – designated by FirstEnergy itself as peer companies – in order to determine the CEO's compensation.

The supporting statement, moreover, also makes clear that the Proposal urges directors to end the practice of "determining CEO compensation based on other companies' pay practices. . . ."

Contrary to the Company's assertions, there is nothing vague or indefinite about the term "benchmarking." As the Staff has noted, "benchmarking generally entails using compensation

data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision."[1]

The commonly understood meaning of the term is no different. According to *Merriam-Webster*, a "benchmark" is nothing more than "something that serves as a standard by which others may be measured or judged." As noted above, our Proposal itself makes explicitly clear what is being proposed: the Board of Directors is urged to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies.

In order to create confusion where none exists, however, FirstEnergy insists that the term "benchmarking" is subject to multiple differing interpretations – even while ignoring the clear context of this common-sense term as used in our Proposal.

In this regard, it is notable that FirstEnergy itself uses the terms "benchmark" or "benchmarking" no fewer than 21 times in its most recent proxy statement – and yet never once bothers to provide to shareholders any specific definition of the term.[2] If FirstEnergy's position were accepted at face value, the Company in effect argues that it has made false and misleading statements in its proxy disclosures in violation of Rule 14a-9.

This is not the case, however, for the simple reason that the commonplace term "benchmarking" requires no special definition. In context, to benchmark simply means to make CEO compensation decisions based upon the compensation paid to other companies' CEOs.

Similarly, Regulation S-K requires that registrants disclose the extent of any benchmarking of executive compensation, and yet provides no definition of the term.[3] The reason for this is equally obvious: the Commission recognizes that the terms "benchmarking" and "benchmark" are so widely understood that no specific definition is required.

Another central flaw in the Company's argument is its failure to distinguish between the everyday *meaning* of the term "benchmark" and the various executive compensation *practices* to which the Company claims benchmarking might apply.

Thus, FirstEnergy trots out various ways in which compensation benchmarking might be used, for example, to "benchmark each pay element (e.g., base salary, short-term incentives and long-term incentives) separately or multiple pay elements in the aggregate in determining CEO compensation." The Company then claims that the Proposal impermissibly fails to distinguish between the "different ways and degrees" that benchmarking might be used.

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[1] *Staff Compliance and Disclosure Interpretation: Regulation S-K*, Question 118.05 (July 8, 2011).

[2] FirstEnergy SEC Form 14A (filed April 2, 2012).

[3] 17 CFR § 229.402(b)(xiv).

What this red herring ignores, however, is that our Proposal explicitly states what policy we urge the directors to adopt with respect to benchmarking – namely, "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies."

As FirstEnergy's proxy statement discloses, the Company uses peer benchmarking as "a foundation" to determine all elements of the CEO's compensation – including base salary, short-term incentives, and long-term incentives – by targeting compensation "at or near the median" of a designated "peer group" of other companies.[4] The Proposal quite plainly urges the Board of Directors to end this practice.

Clearly, FirstEnergy might disagree with the *merits* of our Proposal, but this provides no basis to deprive shareholders of their right to vote on the Proposal under Rule 14a-8. Indeed, the various claims made by FirstEnergy in this matter are precisely the sorts of arguments that Staff sought to discourage under Staff Legal Bulletin 14B.[5] Instead, as Staff noted at that time, companies should appropriately address these sorts of objections in their statements of opposition, rather than improperly seeking to exclude a proposal under Rule 14a-8(i)(3).

Finally, the various no-action determinations cited by the Company are clearly distinguishable. For example, the shareholder proposal involved in *General Electric* and related cases vaguely requested that the board of directors negotiate for executives to relinquish "preexisting executive pay rights, if any, to the fullest extent possible."

In each of these decisions, Staff noted "in particular" that the proposal failed to sufficiently explain the meaning of the clearly vague phrase "executive pay rights."[6] These sorts of cases hardly compare with a straightforward proposal urging the board of directors "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies."

For these reasons, there is no basis to conclude that either the shareholders or the Company would be unable to determine what actions our Proposal recommends. The Company has therefore failed to meet its burden of establishing that the Proposal may be omitted from its proxy statement, as required by Rule 14a-8(g).

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[4] FirstEnergy SEC Form 14A, pages 34-35, 38-39, 41 (filed April 2, 2012).

[5] Staff Legal Bulletin No. 14B (Sept. 15, 2004).

[6] *General Electric Co.* (available Feb. 10, 2011). FirstEnergy's citations to *International Paper Co.* (Feb. 3, 2011); *Alaska Air Group, Inc.* (Jan. 20, 2011); and *Motorola, Inc.* (Jan. 12, 2011) are inapplicable for the same reason.

II. The Company Erroneously Claims that the Supporting Statement Includes False or Misleading Statements

The Company also fails in its attempt to justify omission of our Proposal based on its claim that the supporting statement includes false or misleading statements in violation of Rules 14a-8(i)(3) and 14a-9. As the Staff made clear in Staff Legal Bulletin 14B, proposals are not excludable merely because "the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company. . . ."

Since the passages from our supporting statement challenged by FirstEnergy are clearly accurate, the Company cannot meet its burden of "demonstrat[ing] objectively that the proposal or statement is materially false or misleading."[7]

A. Nothing in the supporting statement suggests that FirstEnergy has established its benchmarking target "above" the median of its peer group

FirstEnergy claims that one sentence in our supporting statement concerning the "Lake Wobegon effect" – as famously criticized by former Fed Chairman Volcker – falsely implies that the Company sets its benchmarking target above the median of its peer group. Notably, FirstEnergy never challenges the accuracy of our unremarkable observation that "most major U.S. corporations now set their executive pay targets at or above the median of their peer group."[8]

Instead, the Company argues that this accurate statement of fact somehow suggests that FirstEnergy sets its benchmarking target "above" the median of its peer group. This claim is clearly wrong for several reasons.

Most fundamentally, the sentence challenged by the Company says *nothing at all about FirstEnergy*, and certainly never implies that the Company sets its pay target "above" the median. Quite to the contrary, we simply observe that "most major U.S. corporations" set their executive pay targets "at or above" the median of their peer groups.

This is clearly relevant to our Proposal, moreover, since the fact that many firms set executive pay targets above the median can result in a spiraling of pay for any companies that include such firms in their own peer groups – even if these latter companies establish their pay targets at the

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[7] Staff Legal Bulletin No. 14B, ¶ B4.

[8] This fact – not challenged by the Company – has been documented by many observers. Risk Metrics Group, for example, has reported that 99.5% of firms in the S&P 1500 have targeted pay at or above the median of their peer group. *See* John Bizjak, Michael Lemmon & Thanh Nguyen, "Are All CEOs above Average? An Empirical Analysis of Compensation Peer Groups and Pay Design," p. 10 and note 10 (Aug. 14, 2009) (available at *http://ssrn.com/abstract=1364775*); and Peter Whoriskey, "Cozy Relationships and 'Peer Benchmarking' Send CEOs' Pay Soaring," *Washington Post* (Oct. 3, 2011).

median (as FirstEnergy claims to do). This, in turn, feeds into an endless cycle of executive pay increases at still other firms that rely on peer benchmarking to set CEO compensation levels.[9]

We clarify this point even further in the immediately preceding paragraph of the supporting statement, by observing that "one company's showering of rewards on its executives affects the executive pay at every one of its peers."[10] Thus, the statement that most major U.S. companies set their executive pay targets at or above the median of their peer groups is part of a perfectly legitimate critique of one of the undesirable consequences of peer benchmarking – quite apart from whether FirstEnergy in fact sets its pay target "at" the median of its peer group.

Moreover, even assuming for the sake of argument that our statement somehow implies that *FirstEnergy* sets its pay target "at or above" the median (as opposed to "most major U.S. corporations"), *the Company admits the accuracy of this assertion* when it claims in its no-action request that it sets its benchmarking target "at the median." If FirstEnergy sets its target "at" the median, then it indisputably sets the target "at or above" the median (like most other U.S. companies).[11]

In any event, nothing in our supporting statement even remotely implies that FirstEnergy sets its pay target "above" the median, contrary to the Company's unsupported claim.

B. The supporting statement in no way implies that FirstEnergy uses other companies' CEO compensation as a factor in determining its peer group

FirstEnergy also challenges our accurate assertion that "studies have also criticized the prospect for corporate boards to manipulate peer group selection by 'cherry picking' companies with

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[9] *See* Bizjak, Lemmon & Nguyen, *supra* at note 8, p. 10 [finding that it "is not uncommon . . . for firms to target pay above the median (e.g., at the 75th percentile)"]. *See also* Charles Elson & Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," p. 8 (September 2012) (available at *http://ssrn.com/abstract=2125979*) ("the practice of targeting the pay of executives *to median or higher levels will naturally create an upward bias and movement in total compensation amounts*") (emphasis supplied).

[10] Citing Gretchen Morgenson, "CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times* (Sept. 22, 2012).

[11] We also note that FirstEnergy's proxy merely asserts that the Company sets its compensation targets "at or near" the median of its peer group, in contrast to the more definitive claim by Akin Gump that the Company sets its benchmarking target "at" the median. *See* FirstEnergy SEC Form 14A, p. 32 (filed April 2, 2012).

Even this claim is highly dubious, moreover, in light of FirstEnergy's admitted manipulation of its peer group compensation data. FirstEnergy discloses in its proxy statement that it routinely "size adjusts" its peer compensation data upward, based on the significantly larger annual revenue the Company claims in relation to the median revenue for its peer group. FirstEnergy SEC Form 14A, p. 34.

Thus, although nothing in our Proposal or supporting statement suggests that FirstEnergy sets its benchmarking target above the median of its peer group, this certainly would be a fair argument based on the Company's practice of "size adjusting" its peer group compensation data.

highly paid CEOs." According to the Company, this statement somehow falsely implies that *FirstEnergy* uses CEO compensation as a factor in determining its peer group.

Once again, FirstEnergy does not (and cannot) challenge the accuracy of our underlying statement. Numerous academic studies have not only criticized the *prospect* that corporate boards might manipulate peer group selection to inappropriately boost CEO pay, but have found that this practice is extremely widespread.[12]

The Company also ignores (once again) that the passage it challenges in our supporting statement *says nothing at all about FirstEnergy*, but rather comments generally on another undesirable aspect of peer benchmarking – namely, the "prospect" for corporate boards to manipulate peer group selection. We further clarify our argument by reference to a recent study of S&P 500 and S&P MidCap 400 firms finding a general tendency among the surveyed firms "to choose highly paid peers to justify their high CEO compensation."

This is clearly relevant to our Proposal, since the mere prospect that corporate boards might bias peer group selection is another reason FirstEnergy shareholders could conclude that peer benchmarking for CEO compensation is a bad idea. This is true regardless of how pristine FirstEnergy's peer group selection practices might be, as claimed by counsel for the Company. Any prospect that other corporations might inappropriately boost CEO pay by "cherry picking" peer group companies could impact CEO compensation at any company utilizing peer benchmarking, including FirstEnergy.

We clarify this point even further in the next paragraph of our supporting statement, which observes that "*even where peer groups are fairly constructed*, a recent study funded by the

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[12] For example, one study (cited in our supporting statement) concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." Michael Faulkender & Jun Yang, "Inside the Black Box: The Role and Composition of Compensation Peer Groups," 96 *Journal of Financial Economics* 269 (2010).

A more recent study by the same authors found that this practice continues. Faulkender & Yang, "Is Disclosure an Effective Cleansing Mechanism? The Dynamics of Compensation Peer Benchmarking," p. 3 (March 14, 2011) (available at *http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1786109*) ("in other words, firms appeared to be gaming the benchmarking process by including in their peer group companies with highly paid CEOs and omitting comparable firms with lower paid CEOs").

Other studies have reached the same conclusion. *See; e.g.*, Elson & Ferrere, *supra* at note 9, p. 14 ("the process, at its core, is vulnerable to such manipulation by the consultant, the board and the executive because there is no real objective standard in existence to precisely identify an appropriate peer given the significant and multiple variables involved in selection [of peer group companies]"); Daniel Cheng, "Executive Pay Through a Peer Benchmarking Lens," ISS Corporate Services (Sept. 21, 2011) ("peer selection remains a key concern with roughly 1,400 companies including peers that significantly increased their CEO pay while, concurrently, shareholders saw weak returns"); Bizjak, Lemmon & Nguyen, *supra* at note 8; and Whoriskey, "Cozy Relationships and 'Peer Benchmarking,'" *supra* at note 8.

Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay."[13]

Thus, nothing in our supporting statement even remotely suggests that FirstEnergy has used CEO compensation at other companies to determine its peer group. Rather, the supporting statement makes clear that even the *prospect* for corporate boards to manipulate peer group selection is a matter of concern for shareholders at any company – including FirstEnergy – that utilizes peer benchmarking to establish CEO compensation.[14]

III. Conclusion

For these reasons, the Company has clearly failed to meet its burden of establishing that the Proposal may be omitted. We therefore urge the Staff to reject the Company's request for a no-action determination.

We also urge the Staff to disregard FirstEnergy's request to be allowed to engage in *ex parte* communications with Staff concerning the merits of the Company's no-action request. We believe the practice suggested by the Company – that it be permitted to confer privately with the Staff prior to the final determination in this matter – is improper and should be disregarded.

Thank you for your attention in this matter, and please let me know if you would like additional information concerning the UWUA's position.

Sincerely,



Mark Brooks

cc: Lucas F. Torres, Akin Gump Strauss Hauer & Feld LLP
D. Michael Langford, UWUA National President
Gary M. Ruffner, UWUA National Secretary-Treasurer

[13] Citing Elson & Ferrere, *supra* at note 9 (emphasis supplied).

[14] In the event Staff concludes that any passage of our supporting statement is misleading, however, we would certainly agree to omit that passage. We would also have no objection to incorporating into the body of our Proposal the meaning of "benchmarking" provided in the *Staff Compliance and Disclosure Interpretation* for Regulation S-K, if deemed advisable by Staff. Although we believe no specific definition of this common-sense term is necessary, in our view this minor revision would in no way alter the substance of our Proposal.

From:	Wetmore, William <wwetmore@akingump.com>
Sent:	Friday, January 11, 2013 6:09 PM
To:	shareholderproposals
Cc:	'rferguson@firstenergycorp.com'; 'rreffner@firstenergycorp.com'; Torres, Lucas
Subject:	FirstEnergy Corp. No-Action Request re Proposal Submitted by the Utility Workers Union of America
Attachments:	FirstEnergy Corp No-Action Request (UWUA).pdf

Ladies and Gentlemen:

On behalf of FirstEnergy Corp. ("FirstEnergy"), in accordance with Staff Legal Bulletin 14D, please find attached a letter notifying the staff of the Division of Corporation Finance of FirstEnergy's intent to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders a shareholder proposal and supporting statement submitted by the Utility Workers Union of America (the "Proponent").

A copy of the attached letter is being concurrently sent to the Proponent by e-mail (markbrooks@uwua.net) and via FedEx (815 16th Street, NW, Washington, D.C. 20006).

If you have any questions or desire any additional information, please contact Lucas F. Torres at (212) 872-1016 or at ltorres@akingump.com.

Sincerely yours,

William K. Wetmore
AKIN GUMP STRAUSS HAUER & FELD LLP
1333 New Hampshire Avenue, N.W. | Washington, DC 20036-1564 | USA | Direct: +1 202.887.4476 | Internal: 24476
Fax: +1 202.887.4288 | wwetmore@akingump.com | akingump.com | Bio

Akin Gump
Strauss Hauer & Feld LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Shareholder Proposal Submitted by the Utility Workers Union of America

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal and supporting statement. The Utility Workers Union of America (the "Proponent") submitted the proposal and the supporting statement (collectively, the "Proposal").

FirstEnergy intends to file the 2013 Proxy Materials more than 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin 14D (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibit are being sent via e-mail and FedEx to the Proponent to notify the Proponent on behalf of FirstEnergy of its intention to omit the Proposal from its 2013 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent and related correspondence is attached to this letter (see Exhibit A).

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from FirstEnergy's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and contains false and misleading statements.

THE PROPOSAL

The Proposal states:

"The shareholders of FirstEnergy Corp. (the "Company") urge the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEO's of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement."

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague and indefinite statements in violation of Rule 14a-9.

A. Background

FirstEnergy believes that it may properly omit the Proposal from the 2013 Proxy Materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB 14B").

B. The Proposal Fails to Clearly Define Key Terms

The Staff has consistently held that a shareholder proposal involving changes to compensation policies is excludable under Rule 14a-8(i)(3) if the proposal fails to define key

terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. In particular, companies faced with proposals related to compensation of senior executive have successfully argued for exclusion of such proposals in their entirety if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See, e.g., General Electric Co.* (February 10, 2011) (proposal that senior executives retain a significant percentage of their stock acquired through equity pay programs until two years following the termination of their employment was excluded because the proposal did not sufficiently explain the meaning of "executive pay rights" and as a result neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires) ("GE"); *International Paper Company* (February 3, 2011) (same) ("International Paper"); Alaska Air Group, Inc. (January 20, 2011) (same) ("Alaska Air"); and *Motorola, Inc.* (January 12, 2011) (same) ("Motorola").

FirstEnergy believes that the Proposal contains materially vague and indefinite statements and is thus subject to multiple interpretations. Neither FirstEnergy nor its shareholders will be able determine with reasonable certainty what actions or measures the Proposal requires and therefore it is excludable under Rule 14a-8(i)(3). *See GE; International Paper; Alaska Air*; and *Motorola*.

The Proposal fails to clearly define the term "benchmarking," arguably the most key element of the Proposal. Instead of specifically explaining how the term "benchmarking" should be defined and type of practices that the Board of Directors should "end," the Proponent leaves the definition of this term to conjecture. Absent an understanding of this key term, neither shareholders nor the Company has any basis to determine what the type of benchmarking practice the Proposal seeks to end. In this regard, the Company may use benchmarking in a number of different ways and degrees. For example, the Company may benchmark each pay element (e.g., base salary, short-term incentives and long-term incentives) separately or multiple pay elements in the aggregate in determining CEO compensation. The Company may also benchmark against peer companies' pay practices, generally, as suggested in the first bullet point of the supporting statement to the Proposal, or more specifically by targeting compensation at a median level or a range. Additionally, the Company may use the practice of benchmarking against a relevant peer group as a "reference point" in determining CEO compensation or merely as a way to ensure that the company's compensation is within a general range of reasonableness. In fact, although shareholders may consider this activity benchmarking, according to the Staff, "review[ing] or considering a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices" does not constitute "benchmarking" for purposes of the Compensation Discussion and Analysis. *See Compliance*

and Disclosure Interpretation: Regulation S-K, Question 118.05 (July 8, 2011). This illustrates the fact that it is often difficult to determine what are considered benchmarking practices.

Therefore, due to the Proponent's failure to specify the meaning of "benchmarking" in the Proposal, the Proponent could be asking the Company to end any number of practices. As a result, the Proposal is so inherently vague and indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Furthermore, it is entirely unclear from the Proposal what policy the Proponents would like the Company to adopt in place of benchmarking to determine the CEO's compensation. The supporting statement calls on the Company to adopt a "fair and rational compensation system that focuses on internal metrics of the Company, including internally consistent pay scales." However, the vague terms "fair," "rational" and "internally consistent" are open to a vast array of interpretations and are undefined in the Proposal. Neither the Company nor the shareholders voting on the Proposal would know which metrics the Company should use to determine the CEO's compensation if the Proposal were adopted or how they would be structured. Therefore, neither the Company nor the shareholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires and as a result the Proposal should be excludable under Rule 14a-8(i)(3). *See GE; International Paper; Alaska Air; and Motorola*.

C. The Proposal Contains False or Misleading Statements

Under Rule 14a-8(i)(3), companies may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. *See Limited Brands*; *General Electric Company* (January 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Duke Energy Corp.* (February 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the

company had no nominating committee); *General Magic, Inc.* (May 1, 2000) (proposal was materially false and misleading because it requested that the company "make no more false statements" to its shareholders, creating the false impression that the company tolerated dishonest behavior by its employees); and *Conrail Inc.* (February 22, 1996) (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan).

Assuming that the definition of the term "benchmarking" should be interpreted as it is used in the Company's Proxy Materials, the Proposal is materially false and misleading because the supporting statement falsely characterizes the Company's benchmarking targets. The supporting statement, under the "Lake Wobegon effect" heading, cites as a reason to adopt the Proposal that "[m]ost major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral." This statement implies that FirstEnergy sets its benchmarking target above the median when in fact FirstEnergy's benchmarking target is set at the median in its peer group. In addition, the supporting statement, under the "Gaming the system" heading, states that "[s]tudies have also criticized the prospect for corporate boards to manipulate peer group selection by 'cherry picking' companies with highly paid CEOs." This statement implies that FirstEnergy uses CEO compensation as a factor in determining its peer group, which is false. FirstEnergy uses industry revenue scope and geographical location in determining its peer group. Due to these false and misleading statements, the Proposal should be excludable under Rule 14a-8(i)(3).

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(3) and 14a-9, the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2013 Proxy Materials. If the Staff disagrees with FirstEnergy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosures



Fwd: Shareholder Proposal
Rhonda S Ferguson to: Daniel M Dunlap, Edward J. Udovich 12/03/2012 12:42 PM
Cc: Nadine M. Stith, Amy L Hopkins

From: Rhonda S Ferguson/FirstEnergy
To: Daniel M Dunlap/FirstEnergy, Edward J. Udovich/FirstEnergy
Cc: Nadine M. Stith/FirstEnergy, Amy L Hopkins/FirstEnergy

1 attachment



FE_UWUA_Proposal_2013.pdf

Rhonda S. Ferguson
Vice President
FirstEnergy Corp.
76 S. Main St.
Akron, OH 44308
Office (330) 384-5620
Mobile (216) 978-0613
Sent from my iPhone

Begin forwarded message:

> From: "Mark Brooks" <markbrooks@uwua.net>
> Date: December 3, 2012, 12:01:04 PM EST
> To: rferguson@firstenergycorp.com
> Cc: "'gary ruffner'" <gruffner@uwua.net>,"'Mike Langford'" <
> mlangford@uwua.net>
> Subject: Shareholder Proposal
>
> Dear Ms. Ferguson:
>
> I am submitting the attached shareholder proposal and cover letter on behalf of the UWUA, for inclusion in FirstEnergy's proxy statement for the next annual meeting. We also submitted this earlier today by Fax No. 330.384.5909.
>
> I would be grateful if you could please confirm receipt.
>
> Thank you for your kind attention to this matter.
>
> Sincerely,

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

Affiliated with A.F.L.-C.I.O


UTILITY WORKERS UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

Via Fax No. 330/384-5909 & Electronic Mail

November 30, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: Shareholder proposal

Dear Ms. Ferguson:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the FirstEnergy proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We would also be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,

Gary M. Ruffner

Gary M. Ruffner
Secretary-Treasurer

RESOLVED: The shareholders of FirstEnergy Corp. (the "Company") urge the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

Supporting Statement

We believe runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem.

For example, FirstEnergy's Board of Directors awarded CEO Tony Alexander over $18.3 million in total compensation during 2011 – a staggering 58% increase from his total compensation of $11.6 million the previous year.

Shareholders have increasingly expressed disapproval of FirstEnergy's executive pay practices. At the 2012 annual meeting, only 62% of shareholders voted in favor of the Board's advisory resolution to approve executive compensation, down sharply from 2011 when 95% of shareholders approved the "Say on Pay" proposal.

Many observers have identified peer benchmarking as a key driver for the constant ratcheting up of CEO pay without regard to performance. This is related to several factors:

- *Decoupling pay from performance:* Determining CEO compensation based on other companies' pay practices separates pay from executive and corporate performance, since "one company's showering of rewards on its executives affects the executive pay at every one of its peers." ("CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times*, Sept. 22, 2012)

- *Lake Wobegon effect:* Most major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral. Former Federal Reserve chairman Paul Volcker once referred to this as the "Lake Wobegon syndrome," where all CEOs – like all the children in author Garrison Keillor's fictional town – are "above average." ("Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," *Washington Post*, Oct. 3, 2011)

- *Gaming the system:* Studies have also criticized the prospect for corporate boards to manipulate peer group selection by "cherry picking" companies with highly paid CEOs. One recent analysis of S&P 500 and S&P MidCap 400 firms concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." (Michael Faulkender & Jun Yang, *Journal of Financial Economics*, 2010)

Even where peer groups are fairly constructed, a recent study funded by the Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay. According to this study, "peer group comparisons and median targeting are a central part of today's 'mega-pay machine,'" and "any executive compensation reform must start there." (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 2012)

We believe our Board of Directors should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales.

We therefore urge shareholders to vote FOR this proposal.

Just The FAX


UTILITY WORKERS UNION OF AMERICA
AFL-CIO

From the desk of

Gary M. Ruffner

National Secretary-Treasurer
Utility Workers Union of America

Address:

815 16th Street, NW
Washington, DC 20006

Phone: (202) 974-8200
FAX: (202) 974-8201

Date: 12-3-12

Please deliver this FAX to: Rhonda S. Ferguson FAX #: 330-384-5909

Pages following this cover sheet: 3

UTILITY WORKERS UNION OF AMERICA



815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

Via Fax No. 330/384-5909 & Electronic Mail

November 30, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: Shareholder proposal

Dear Ms. Ferguson:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the FirstEnergy proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We would also be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,

Gary M. Ruffner

Gary M. Ruffner
Secretary-Treasurer

RESOLVED: The shareholders of FirstEnergy Corp. (the "Company") urge the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

Supporting Statement

We believe runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem.

For example, FirstEnergy's Board of Directors awarded CEO Tony Alexander over $18.3 million in total compensation during 2011 – a staggering 58% increase from his total compensation of $11.6 million the previous year.

Shareholders have increasingly expressed disapproval of FirstEnergy's executive pay practices. At the 2012 annual meeting, only 62% of shareholders voted in favor of the Board's advisory resolution to approve executive compensation, down sharply from 2011 when 95% of shareholders approved the "Say on Pay" proposal.

Many observers have identified peer benchmarking as a key driver for the constant ratcheting up of CEO pay without regard to performance. This is related to several factors:

- *Decoupling pay from performance:* Determining CEO compensation based on other companies' pay practices separates pay from executive and corporate performance, since "one company's showering of rewards on its executives affects the executive pay at every one of its peers." ("CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times*, Sept. 22, 2012)
- *Lake Wobegon effect:* Most major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral. Former Federal Reserve chairman Paul Volcker once referred to this as the "Lake Wobegon syndrome," where all CEOs – like all the children in author Garrison Keillor's fictional town – are "above average." ("Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," *Washington Post*, Oct. 3, 2011)
- *Gaming the system:* Studies have also criticized the prospect for corporate boards to manipulate peer group selection by "cherry picking" companies with highly paid CEOs. One recent analysis of S&P 500 and S&P MidCap 400 firms concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." (Michael Faulkender & Jun Yang, *Journal of Financial Economics*, 2010)

Even where peer groups are fairly constructed, a recent study funded by the Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay. According to this study, "peer group comparisons and median targeting are a central part of today's 'mega-pay machine,'" and "any executive compensation reform must start there." (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 2012)

We believe our Board of Directors should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales.

We therefore urge shareholders to vote FOR this proposal.

Just The FAX


UTILITY WORKERS UNION OF AMERICA
AFL-CIO

From the desk of

Gary M. Ruffner

National Secretary-Treasurer
Utility Workers Union of America

Address:

815 16th Street, NW
Washington, DC 20006

Phone: (202) 974-8200
FAX: (202) 974-8201

Date: 12-3-12

Please deliver this FAX to: Rhonda S. Ferguson FAX #: 330-384-5909

Pages following this cover sheet: 4



UTILITY WORKERS UNION OF AMERICA


UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

December 3, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

Re: UWUA Shareholder proposal

Dear Ms. Ferguson:

Our Broker had difficulty trying to email you the attached Broker letter verifying our ownership for 433 shares of FirstEnergy stock. We are faxing the letter and you will be receiving a copy directly from Morgan Stanley Smith Barney in the U.S. Mail.

Please let us know if you need any additional information.

Sincerely,

Gary M. Ruffner
National Secretary-Treasurer

855 Franklin Ave
Garden City, NY 11530
tel 516 248 8600
fax 516 248 8630
toll free 800 645 8600

MorganStanley
SmithBarney

Via Electronic and U.S. Mail

December 3, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: UWUA Shareholder proposal

Dear Ms. Ferguson:

This is to verify that as of the date referenced above, Morgan Stanley Smith Barney is the registered owner of 433 shares of stock of FirstEnergy Corp., held for the account of Utility Workers Union of America ("UWUA"). The UWUA has been the beneficial owner of these shares of FirstEnergy stock since 01/01/1980 (333 shares) and 11/28/2008 (100 shares) and has continuously held these shares since that time. Please note that the client may sell these shares at any time.

Please let me know if you would like additional information.

Sincerely,



Michael H. Oliver
First Vice President
Sr. Complex Service Manager

Gary Ruffner

From:	Hubbard, Karen <Karen1.Hubbard@morganstanley.com>
Sent:	Monday, December 03, 2012 10:41 AM
To:	rferguson@firstenergy.com
Cc:	Gary Ruffner
Subject:	FirstEnergy broker letter
Attachments:	FirstEnergy Broker letter.pdf

Dear Ms. Ferguson,

Attached please find the written statement confirming UWUA's ownership of 433 shares of FirstEnergy. An original signed copy of the letter will be sent to you via US mail for your records.

If you should need anything else, please do not hesitate to call.

Kind regards,
Karen

Karen E. Hubbard
Second Vice President
Financial Advisor

Morgan Stanley Wealth Management LLC
855 Franklin Avenue
Garden City, NY 11530

Phone 516-227-2977
Fax 516-908-4514

e-mail: karen1.hubbard@morganstanley.com

The highest compliment I can receive is the referral or introduction to your friends, family and business associates. I'd be honored if you would pass along my website. Thank you for your trust and ongoing confidence. For timely market and research information,

Visit our team's website at: http://fa.smithbarney.com/coylehubbard

Morgan Stanley Wealth Management

---

855 Franklin Ave
Garden City, NY 11530
tel 516 248 8600
fax 516 248 8630
toll free 800 645 8600

MorganStanley
SmithBarney

Via Electronic and U.S. Mail

December 6, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: UWUA Shareholder proposal

Dear Ms. Ferguson:

This is to verify that as of the date referenced above, 433 shares of stock of FirstEnergy Corp. are registered in street name to Morgan Stanley and held for the account of Utility Workers Union of America ("UWUA"). The UWUA has been the beneficial owner of these shares of FirstEnergy stock since 01/01/1980 (333 shares) and 11/28/2008 (100 shares) and has continuously held these shares since that time.

Please let me know if you would like additional information.

Sincerely,



Michael H. Oliver
First Vice President
Sr. Complex Service Manager



UWUA shareholder proposal
Mark Brooks
to:
ddunlap
12/06/2012 04:23 PM
Cc:
mlangford, "'gary ruffner'", rferguson
Hide Details
From: "Mark Brooks" <markbrooks@uwua.net>

To: <ddunlap@firstenergycorp.com>

Cc: <mlangford@uwua.net>, "'gary ruffner'" <gruffner@uwua.net>, <rferguson@firstenergycorp.com>

1 Attachment



MSSB_FirstEnergy.pdf

Dear Mr. Dunlap:

I am writing in response to your letter of December 4 to UWUA Secretary-Treasurer Gary Ruffner.

I am also attaching for your attention a letter from Morgan Stanley Smith Barney LLC, the record owner of our shares in FirstEnergy stock, confirming that UWUA has been a beneficial owner of these shares for more than one year prior to the date we submitted the shareholder resolution. Specifically, the record owner confirms that UWUA has continuously held more than $2,000 in market value of FirstEnergy securities since January 1, 1980 through the date of Morgan Stanley's letter, or December 6, 2012.

The UWUA has previously committed (in our cover letter accompanying the shareholder proposal) that the Union intends to hold these shares at least through the date of the next annual meeting.

Morgan Stanley Smith Barney has posted the original of its letter to Ms. Ferguson by U.S. Mail.

I trust this resolves the matters raised in your letter of December 4; however, please contact me immediately if you have ar dditional concerns or questions concerning the UWUA shareholder proposal.

Sincerely,

Mark Brooks
Senior National Researcher
Utility Workers Union of America

521 Central Avenue
Nashville, TN 37211

615.259.1186 (voice)
615.523.2350 (fax)

855 Franklin Ave
Garden City, NY 11530
tel 516 248 8600
fax 516 248 8630
toll free 800 645 8600

MorganStanley
SmithBarney

Via Electronic and U.S. Mail

December 3, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: UWUA Shareholder proposal

Dear Ms. Ferguson:

This is to verify that as of the date referenced above, Morgan Stanley Smith Barney is the registered owner of 433 shares of stock of FirstEnergy Corp., held for the account of Utility Workers Union of America ("UWUA"). The UWUA has been the beneficial owner of these shares of FirstEnergy stock since 01/01/1980 (333 shares) and 11/28/2008 (100 shares) and has continuously held these shares since that time. Please note that the client may sell these shares at any time.

Please let me know if you would like additional information.

Sincerely,



Michael H. Oliver
First Vice President
Sr. Complex Service Manager

855 Franklin Ave
Garden City, NY 11530
tel 516 248 8600
fax 516 248 8630
toll free 800 645 8600

MorganStanley
SmithBarney

Via Electronic and U.S. Mail

December 6, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: UWUA Shareholder proposal

Dear Ms. Ferguson:

This is to verify that as of the date referenced above, 433 shares of stock of FirstEnergy Corp. are registered in street name to Morgan Stanley and held for the account of Utility Workers Union of America ("UWUA"). The UWUA has been the beneficial owner of these shares of FirstEnergy stock since 01/01/1980 (333 shares) and 11/28/2008 (100 shares) and has continuously held these shares since that time.

Please let me know if you would like additional information.

Sincerely,



Michael H. Oliver
First Vice President
Sr. Complex Service Manager

RECEIVED

DEC 10 2012

RHONDA S. FERGUSON



RE: Shareholder Proposal
Mark Brooks
to:
ddunlap
12/03/2012 03:56 PM
Cc:
rferguson, "'gary ruffner'", "'Mike Langford'"
Hide Details
From: "Mark Brooks" <markbrooks@uwua.net>

To: <ddunlap@firstenergycorp.com>

Cc: <rferguson@firstenergycorp.com>, "'gary ruffner'" <gruffner@uwua.net>, "'Mike Langford'" <mlangford@uwua.net>

Thanks very much.

MB

From: ddunlap@firstenergycorp.com [mailto:ddunlap@firstenergycorp.com]
Sent: Monday, December 03, 2012 2:51 PM
To: markbrooks@uwua.net
Cc: rferguson@firstenergycorp.com
Subject: Fw: Shareholder Proposal

Mr. Brooks,

Per your request, we are confirming receipt of your email below. Please feel free to reply or call with any related questions.

Thank you,

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 30-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com
----- Forwarded by Daniel M Dunlap/FirstEnergy on 12/03/2012 03:48 PM -----

From: "Mark Brooks" <markbrooks@uwua.net>
D[illegible] December 3, 2012, 12:01:04 PM EST
T[illegible] [illegible]ferguson@firstenergycorp.com
Cc: "'gary ruffner'" <gruffner@uwua.net>,"'Mike Langford'" <mlangford@uwua.net>
Subject: Shareholder Proposal

Dear Ms. Ferguson:

I am submitting the attached shareholder proposal and cover letter on behalf of the UWUA, for inclusion in FirstEnergy's proxy statement for the next annual meeting. We also submitted this earlier today by Fax No. 330.384.5909.

I would be grateful if you could please confirm receipt.

Thank you for your kind attention to this matter.

Sincerely,

Mark Brooks
Senior National Researcher
Utility Workers Union of America

615.259.1186 (office) --

Fw: Shareholder Proposal
Daniel M Dunlap to markbrooks 12/03/2012 03:51 PM
Cc: Rhonda S Ferguson
Bcc: Daniel M Dunlap

From: Daniel M Dunlap/FirstEnergy
To: markbrooks@uwua.net
Cc: Rhonda S Ferguson/FirstEnergy@FirstEnergy
Bcc: Daniel M Dunlap/FirstEnergy

Mr. Brooks,

Per your request, we are confirming receipt of your email below. Please feel free to reply or call with any related questions.

Thank you,

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com
----- Forwarded by Daniel M Dunlap/FirstEnergy on 12/03/2012 03:48 PM -----

From: "Mark Brooks" <markbrooks@uwua.net>
Date: December 3, 2012, 12:01:04 PM EST
To: rferguson@firstenergycorp.com
Cc: "'gary ruffner'" <gruffner@uwua.net>,"'Mike Langford'" <mlangford@uwua.net>
Subject: Shareholder Proposal

Dear Ms. Ferguson:

I am submitting the attached shareholder proposal and cover letter on behalf of the UWUA, for inclusion in FirstEnergy's proxy statement for the next annual meeting. We also submitted this earlier today by Fax No. 330.384.5909.

I would be grateful if you could please confirm receipt.

Thank you for your kind attention to this matter.

Sincerely,

Mark Brooks

Senior National Researcher
Utility Workers Union of America

615.259.1186 (office) 
FE_UWUA_Proposal_2013.pdf

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

Affiliated with A.F.L.-C.I.O


UTILITY WORKERS UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

Via Fax No. 330/384-5909 & Electronic Mail

November 30, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: Shareholder proposal

Dear Ms. Ferguson:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the FirstEnergy proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We would also be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,

Gary M. Ruffner

Gary M. Ruffner
Secretary-Treasurer

RESOLVED: The shareholders of FirstEnergy Corp. (the "Company") urge the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

Supporting Statement

We believe runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem.

For example, FirstEnergy's Board of Directors awarded CEO Tony Alexander over $18.3 million in total compensation during 2011 – a staggering 58% increase from his total compensation of $11.6 million the previous year.

Shareholders have increasingly expressed disapproval of FirstEnergy's executive pay practices. At the 2012 annual meeting, only 62% of shareholders voted in favor of the Board's advisory resolution to approve executive compensation, down sharply from 2011 when 95% of shareholders approved the "Say on Pay" proposal.

Many observers have identified peer benchmarking as a key driver for the constant ratcheting up of CEO pay without regard to performance. This is related to several factors:

- *Decoupling pay from performance:* Determining CEO compensation based on other companies' pay practices separates pay from executive and corporate performance, since "one company's showering of rewards on its executives affects the executive pay at every one of its peers." ("CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times*, Sept. 22, 2012)

- *Lake Wobegon effect:* Most major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral. Former Federal Reserve chairman Paul Volcker once referred to this as the "Lake Wobegon syndrome," where all CEOs – like all the children in author Garrison Keillor's fictional town – are "above average." ("Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," *Washington Post*, Oct. 3, 2011)

- *Gaming the system:* Studies have also criticized the prospect for corporate boards to manipulate peer group selection by "cherry picking" companies with highly paid CEOs. One recent analysis of S&P 500 and S&P MidCap 400 firms concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." (Michael Faulkender & Jun Yang, *Journal of Financial Economics*, 2010)

Even where peer groups are fairly constructed, a recent study funded by the Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay. According to this study, "peer group comparisons and median targeting are a central part of today's 'mega-pay machine,'" and "any executive compensation reform must start there." (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 2012)

We believe our Board of Directors should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales.

We therefore urge shareholders to vote FOR this proposal.



76 South Main Street
Akron, Ohio 44308

Daniel M. Dunlap
Assistant Corporate Secretary

330-384-4692 (Akron)
724-838-6188 (Greensburg)

December 4, 2012

VIA OVERNIGHT MAIL AND FACSIMILE 202-974-8201

Mr. Gary M. Ruffner
Utility Workers Union of America
815 Sixteenth Street, NW
Washington, DC 20006

Dear Mr. Ruffner:

I am writing on behalf of FirstEnergy Corp. (the "Company"), which received on December 3, 2012, the Utility Workers Union of America (the "UWUA") shareholder proposal (copy enclosed) relating to a policy on benchmarking CEO's total compensation (the "Proposal") for consideration at the Company's 2013 Annual Meeting of Shareholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8.

The Proposal contains certain eligibility or procedural deficiencies and does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, the UWUA is not a registered holder of shares of FirstEnergy Corp. stock. Therefore, you must obtain a proof of ownership letter from the Depository Trust Company (DTC) participant through which the UWUA's securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8. We expect that the UWUA, like many shareholders, may own shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

To remedy these deficiencies, you must provide sufficient proof of ownership of the requisite number of Company shares for the one-year period preceding and including the date you submitted the Proposal, December 3, 2012. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, on December 3, 2012 (the time you submitted the Proposal), the UWUA continuously held the requisite number of Company shares for the one-year period preceding and including December 3, 2012; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that the UWUA continuously held the required number of shares for the one-year period as of the date of the statement and that it intends to continue holding the securities through the date of the shareholder meeting currently expected to be May 21, 2013.

For purposes of Rule 14a-8(b)(2)(i), only DTC participants are viewed as "record" holders of securities that are deposited at DTC.

To assist you in addressing this deficiency notice we would direct you to the SEC's Staff Legal Bulletins (SLB) No. 14F and 14G. In particular note the following excerpt from SLB 14F.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.
>
> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin [SLB14F]. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at FirstEnergy Corp., 76 South Main Street, Akron, OH 44308. Alternately, you may send your response via facsimile to (330) 384-3866 or via electronic mail to ddunlap@firstenergycorp.com.

The Company may exclude the Proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you remedy any deficiencies, we will review the Proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude the Proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 330-384-4692.

Very truly yours,



Enclosures

bcc: Rhonda S. Ferguson
Sally A. Jamieson

UTILITY WORKERS UNION OF AMERICA


Affiliated with A.F.L.-C.I.O.
WORKERS UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

<u>Via Fax No. 330/384-5909 & Electronic Mail</u>

November 30, 2012

Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Re: Shareholder proposal

Dear Ms. Ferguson:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the FirstEnergy proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We would also be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,

Gary M. Ruffner

Gary M. Ruffner
Secretary-Treasurer

RESOLVED: The shareholders of FirstEnergy Corp. (the "Company") urge the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

Supporting Statement

We believe runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem.

For example, FirstEnergy's Board of Directors awarded CEO Tony Alexander over $18.3 million in total compensation during 2011 – a staggering 58% increase from his total compensation of $11.6 million the previous year.

Shareholders have increasingly expressed disapproval of FirstEnergy's executive pay practices. At the 2012 annual meeting, only 62% of shareholders voted in favor of the Board's advisory resolution to approve executive compensation, down sharply from 2011 when 95% of shareholders approved the "Say on Pay" proposal.

Many observers have identified peer benchmarking as a key driver for the constant ratcheting up of CEO pay without regard to performance. This is related to several factors:

- *Decoupling pay from performance:* Determining CEO compensation based on other companies' pay practices separates pay from executive and corporate performance, since "one company's showering of rewards on its executives affects the executive pay at every one of its peers." ("CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times*, Sept. 22, 2012)

- *Lake Wobegon effect:* Most major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral. Former Federal Reserve chairman Paul Volcker once referred to this as the "Lake Wobegon syndrome," where all CEOs – like all the children in author Garrison Keillor's fictional town – are "above average." ("Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," *Washington Post*, Oct. 3, 2011)

- *Gaming the system:* Studies have also criticized the prospect for corporate boards to manipulate peer group selection by "cherry picking" companies with highly paid CEOs. One recent analysis of S&P 500 and S&P MidCap 400 firms concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." (Michael Faulkender & Jun Yang, *Journal of Financial Economics*, 2010)

Even where peer groups are fairly constructed, a recent study funded by the Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay. According to this study, "peer group comparisons and median targeting are a central part of today's 'mega-pay machine,'" and "any executive compensation reform must start there." (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 2012)

We believe our Board of Directors should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales.

We therefore urge shareholders to vote FOR this proposal.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402

of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]